

Nasdaq Regulation

Nasdaq

William Slattery, CFA
Vice President
Listing Qualifications

January 7, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on January 5, 2021 The Nasdaq Stock Market (the "Exchange") received from Powered Brands (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one Class A Ordinary Share, and one third of one Warrant to acquire one Class A Ordinary Share
Class A Ordinary Shares, par value $0.0001 per share
Warrants, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

William Slattery

The Nasdaq Stock Market LLC, 805 King Farm Blvd., Rockville, MD 20850